July 14, 2006

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

>   Re: **Highbury Financial Inc.**
>   **Proxy Statement on Schedule 14A**
>   **Filed May 31, 2006**
>   **File No. 000-50781**

Dear Mr. Foote,

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the appropriate sections, please add disclosure indicating, if the business
        combination is not completed, the procedures for dissolution of the company
        pursuant to Delaware law. For example, will you comply with Section 280 of
        the Delaware General Corporation Law, or instead fall under the provisions of
        Section 281? Will shareholders vote on the dissolution? Also, discuss
        debtor/creditor rights and any potential bankruptcy proceedings that may
        result if the business combination is not completed.

2.   Please revise your document throughout to limit the use of technical terms.
        To the extent that technical terms are required, please define such terms the

first time you use them. For instance, the term "no-load" and "open end" should be defined in the summary section so that investors can understand the disclosure.

3.   Fill in the blanks throughout the prospectus as of the most recent practicable date and update as necessary in subsequent amendments. For example, state the approximate conversion price as of the most recent date and then once the record date is set, update to reflect the approximate conversion price as of that date.

4.   We note that the fairness opinion was obtained after the company entered into the asset purchase agreement. Please ensure that the disclosure throughout your proxy statement clearly reflects the fact that your financial advisor provided a fairness opinion after the company's board of directors had entered into the stock purchase agreement. Therefore management did not have a fairness opinion when it determined that the agreement was fair to investors. Also, clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the stock purchase agreement prior to obtaining the fairness opinion. Lastly, provide a detailed analysis as to how management determined that the asset purchase agreement was fair to investors and how management determined that the 80% test was met. We may have further comment.

Summary of the Material Terms of the Acquisition, page 1

5.   Explain the statement that you will acquire "substantially all" of the Sellers' business.

6.   Please name the management members who own 35% of Aston and who will operate the acquired business following the acquisition.

7.   Unless an agreement has been approved that Aston will become the advisor and manage the 19 funds, please revise the disclosure that Aston "will become the advisor" accordingly.

8.   We note that the $38.6 million will be used to pay the purchase price. Here and in the appropriate section, please revise to identify the owners of AAAMHI. Disclose any similarity between the AAAMHI owners and Aston's management team and 35 percent owners.

Questions and Answers, page 2

9.   We note the second question and answer on page four that directors did not receive any compensation. Please revise to quantify any shares they received prior to your initial public offering.

10. Please revise to provide a question and answer to clarify if management made a determination of the value of the target business and if they will disclose the valuation in this document and the page reference for the location of such valuation.

11. Clarify the "certain post-closing adjustments."

12. In the last question and answer on page six, please revise to clarify if management members will receive salaries as part of the 72 percent allocation of revenues.

13. The fourth question on page 10 refers to an abstention or failure. As such, please revise the corresponding answer to address the result on the transaction due to a failure to vote.

14. Please explain how an abstention will have the same effect as a vote against the director election proposal when the vote only requires a plurality of notes cast in the election of directors.

15. We note the second question and answer on page 11 that there will be no material differences in the rights of Highbury's security holders as a result of the transaction. This does not appear completely accurate as the ownership of the assets and underlying business appear to be controlled by an LLC agreement. Considering the structure of the resulting company, please revise to clarify if there are any differences in rights between the basic corporate structure and that of the resulting company. If there are material differences and rights, revise to disclose those in the appropriate section and provide a page reference here.

Summary of the Proxy Statement, page 13

16. Please revise to update here and where appropriate the amount of expenses that you have incurred since the completion of your public offering.

17. We note that the purchase price exceeds 80 percent of your net assets. In the appropriate section, please revise to clarify how you will satisfy the purchase requirement if 19.99 percent of your shareholders elect to convert their shares and provide a page reference here to such disclosure.

18. Please explain how you considered the one-time non-cash compensation expense of approximately $2.7 million in your determination of the purchase price under SFAS 141.

19. We note that you will own "substantially all of the Seller's business . . . ." Please revise to clarify if the "Seller" will continue as an operating business. If so, clarify if Aston's management members or sub-advisors will continue

their relationship with the seller. If not, please identify the individuals who will receive the purchase price proceeds.

20.   Please revise the summary section to briefly describe the business to be acquired.

21.   Revise to clarify the intended use of the funds that make up the difference between the purchase price and the amount in trust.

22.   Since TEP and EBC may be deemed to be participants in the solicitation of proxies for the acquisition proposal, please expand the disclosure in the discussion of the interests of Highbury officers and directors in the acquisition to include these participants and any interest, direct or indirect, in the acquisition proposal.

23.   We note the statement that the interests listed on page 20 include "among other things …." Clearly state all interests, direct or indirect. Clearly name each individual and state their specific interest. Revise similar disclosure on page 72.

24.   If any of the executive officers will stay with Highbury after the business combination, clearly state and disclose any compensation arrangements.

25.   We note the disclosure in the last bullet point on page 21 that it is not currently expected that Mr. Foote and Mr. Cameron will have any exposure in the event of liquidation. We note from page 37 that the cost of the acquisition will be about $2 million. Considering you would have to incur legal fees, expenses, accounting fees, proxy solicitation cost and printing fees in this process, it would appear that a failure to consummate this transaction and liquidation would result in liabilities in excess of the non-trust proceeds. Please revise accordingly or advise.

Unaudited Pro Form Condensed Combined Financial Statements, page 26

26.   Please disclose the expected accounting treatment of the possible additional cash consideration of up to $3.8 million and the possible refund of up to $3.8 million, based on certain revenue targets described on page 17. Provide your basis for the accounting treatment in SFAS 141 and other authoritative guidance.

Reconciliation of Performance and Liquidity Measures, page 35

27.   Please expand the discussion of cash net income in note (aa) to disclose any limitations in the usefulness of the measure, such as the fact that cash net income is not necessarily discretionary or available for distribution. Each measure on page 35 should be labeled as "pro forma" in its line item caption.

Also, presentation of per share measures of liquidity is not appropriate and should be deleted. Please refer to Question 11 in the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, available on our website.

Note 2 – Pro Forma Adjustments, page 37

28. Please explain the basis for your determination the acquired mutual fund client relationships have an indefinite life. Explain how you reasonably expect the renewal of acquired contracts and the cash flows generated by these assets to continue indefinitely. Discuss the terms of the contracts, the expected life cycle of the funds related to the contracts and the nature of risks, uncertainties and assumptions underlying your determination.

29. Please explain your basis for pro forma adjustment (p). Expand the description of this adjustment to discuss the specific revenue producing activities that you plan to terminate subsequent to the business combination.

30. Please explain your basis for pro forma adjustment (q). Expand the description of this adjustment to discuss the new fee-sharing agreements and to clarify how the adjustments to distribution and advisory fees were determined. Provide copies of the agreements and reconcile the pro forma adjustments to amounts therein.

31. The pro forma financial information should illustrate only the isolated and objectively measurable effects of a particular transaction. Please remove adjustment (s) from the pro forma financial statements and consider providing your estimate of how the planned relocation will affect operations in the footnotes or MD&A, clearly identified as forward looking information.

32. Please explain your basis for the various amounts presented as pro forma adjustment (u). Clarify whether you used the pro forma cash balances as of March 31, 2006, for purposes of the calculation. Given the uncertainty regarding the use of cash after a business combination, it is generally not appropriate to adjust interest income for the use of such cash on the face of the pro forma financial statements. However, the expected effect could be disclosed in the footnotes to the pro forma statements. Please revise.

33. Please explain the specific nature of pro forma adjustment (w). For example, it is not clear how the amount of $4,819,809 was determined. Please clarify whether this amount results from the amortization of goodwill and intangible assets to be recorded in the contemplated transaction (as opposed to amounts on the historical financial statements of the target) and explain how a recurring tax benefit will result and how the related deferred tax asset will be realized. Tell us how you considered the full valuation allowance on the deferred tax asset of the operating company as of March 31, 2006.

34.	Please revise the discussion of pro forma adjustment (aa) to clarify what is meant by, "Highbury is not required to replenish these depreciating assets."

Risk Factors, page 43

35.	In risk factor four, please revise to quantify the value of the securities owned by current members of management.

36.	Each risk factor should only discuss one risk to the company and/or investors. Risk factor five discusses several risks to the company – the regulation of the industry, the litigation risks and conflicts of interest. Please revise.

37.	Risk factors should disclose specific risks to the company. Please revise risk factor seven to be more specific.

38.	Please revise risk factor eight to quantify the harm that would occur should the disclosed risk materialize.

39.	We note the disclosure in risk factor 12. Is the current asset purchase considered a change in control? If so, clarify whether you have obtained all of the consents or votes required to continue the agreements. If not, add disclosure regarding any resultant risk from the current asset purchase.

40.	It appears that you may have significant customers that account for 10% or greater of revenues. Please add a risk factor.

41.	In risk factor 18, we note that that you may be held liable in "some circumstances" as a control person. In the appropriate section, please revise to elaborate on this disclosure.

Proxy Solicitation Costs, page 60

42.	We note the statement that solicitation of proxies may be "by telephone or by other electronic means." Please confirm that the information provided over the other electronic means or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

Ownership of Common Stock, page 61

43.	For all entities that are not natural persons, please revise to disclose the natural person(s) that would be deemed the control person(s) of those shares.

44.   Please explain the reference in footnote two to shares held by existing
        stockholders that Broad Hollow has the right to call during the 30-day period
        following the closing of your initial business combination.

The Acquisition Proposal, page 63

Background of the Acquisition, page 63

45.   We note that in connection with the closing, Aston will enter into agreements
        with each of the Sellers of Target Funds to act as sub-advisors to the Target
        Funds. Please disclose the material terms of these agreements. Also, it would
        appear that the Schedule(s) to the Asset Purchase Agreement relating to these
        agreements would be material to investors and should be provided with Annex
        A.

46.   We note that you had a list that was "complied and refined" that you used to
        contact potential targets. Please revise to disclose when you developed the
        criteria used to "refine" your lists. It would appear that such criteria would
        have been material to investors in your public offering and in the open market
        following the offering.

47.   On page 64, we note that you received advice "of an investment banker" and
        called a "financial services corporation on February 2, 2006." We note that
        the over-allotment was consummated on February 3, 2006. Please advise
        when your search for a business combination commenced and why such
        disclosure of such details were not included in a prospectus delivered to
        purchasers. We may have further comment.

48.   We note the past dealings of Berkshire Capital with AAAMHI up to and
        through the date of your public offering. Please revise to clarify if any of your
        initial shareholders were aware of the possibility of Highbury engaging in a
        transaction with AAAMHI. Considering the over-allotment was
        consummated on February 3, 2006 and you contacted Mr. Bilton on February
        6, 2006, it appears that your initial shareholders, who purchased various
        securities in private placements, were aware of the possibilities and took part
        in those transactions with such knowledge that was not disclosed to investors
        in your public offering. Please advise.

49.   Please revise to fully discuss any and all past relationships of your
        management members with those of the Seller or affirmatively disclose that
        no other dealings or relationships exist besides those disclosed here.

50.   Please separately provide us with copies of all documentation of
        correspondence between any initial shareholders, their affiliates and
        AAAMHI from the period of the formation of Highbury through the date you
        entered in to the asset purchase agreement.

51.   Disclose all communications between Highbury, its officers, directors, affiliates or other contacts and the Sellers, their officers, directors, affiliates or representatives from the initial contacts. This would include any preliminary contacts prior to and after formation of Highbury. This would include any communications or contacts between Berkshire Capital and any of the Sellers, their officers, directors, affiliates or representatives. We may have further comment.

52.   Please provide us supplementally with a list of the companies you evaluated and considered as targets.

53.   Disclose when you commenced compiling the initial list of targets.

54.   On page 67, we note that the purchase price of $41.5 million did not take in account the fact that the targets affiliates would become members/owners of the resulting company. If true, please revise to disclose.

Highbury's Board of Directors' Reasons for Approval of the Acquisition, page 69

55.   On page 68, we note that your officers and directors conducted "a variety of valuation analyses." We note, on page 38 of the prospectus distributed in your public offering, that the fair market value of such business "will be determined by our board of directors." We also note that management recommends a vote for the transaction and determined that it is in the best interest of shareholders. Please revise to disclose and discuss the valuation that management undertook in determining to enter into the agreement on April 20, 2006 so that investors can have a basis to rely upon your recommendation.

56.   On page 69, we note that management determined that the consideration was "reasonable." Please revise to elaborate on your use of that term. Does it indicate that the consideration is reflective of the value of the target business?

57.   We note the positive factors you considered in coming to the recommendation of a vote for the transaction. Please revise to disclose the negative factors you considered and reconcile them to fully explain how you reached the determination that this transaction is in the best interest of your shareholders. For example, we note the losses incurred recently by the target businesses and the recent reduction in the amount of assets under management.

58.   We note in risk factor 12 that there is a risk associated with the automatic termination of management agreements due to a change of control. Please revise here to reconcile that with the positive factors you disclose. Clarify if you have received any assurances regarding the retention of Aston as manager of the 19 funds. On page 84, you disclose that the trustees have already

approved the acquisition. Please revise to clarify if you have received all necessary approval that Aston will act as manager for the 19 funds.

59.   On page 70, we note that Alleghany had approximately $45 billion of total assets in 2001. Please revise to substantiate the disclosed figure and discuss why such disclosure is relevant to your shareholders.

60.   We note the disclosure on page 70 that your board believes that the operating structure provides leverage because there can be increases in total assets under management without a corresponding increase in fixed cost. The disclosure immediately following indicates that the largest component of your expenses is variable cost. Please revise to quantify the percentage of fixed cost as compared to your total expenses so that investors can better understand the benefit you are attempting to convey.

61.   It is not clear how the distribution arrangement disclosed on page 71 is "proprietary." Please revise to clarify.

62.   Please revise to substantiate your board's belief that the diversified revenue stream "will provide opportunities for growing revenues in the future."

63.   On page 71, we note that you will employ eight third-party investment advisors to perform the security research and portfolio management functions for each of the 19 funds. Please revise to clarify if these third party advisors will be employed exclusively by Aston.

64.   We note that you will contribute $38.6 million to Aston which will in turn use that money to purchase the target business from AAAMHI. We note that you will only have 65 percent ownership of the actual business and be entitled to 18.2 percent of the revenues, subject to cost being covered by the allocated 72 percent. It is not clear how you are able to satisfy the 80 percent test set out in your public offering prospectus in light of the fact that you will only have 65 percent ownership of the actual business that was paid for with $38.6 million of your trust proceeds. Please revise to clearly explain and substantiate management's belief that the requirement was meet at the time it agreed to the transaction.

Interests of Highbury's Directors and Officers in the Acquisition, page 72

65.   We note the disclosure on page 73 and in the summary concerning the personal liability of certain officers and directors. Please clarify whether all of your contracts with third parties have included waivers that would prevent such parties from having any right to funds from the trust fund. If there are not such waivers, state the amount owed to such third parties by the company. Additionally, discuss indemnification rights or personal guarantees provided by officers, directors or initial stockholders in order to ensure that payments of

such third parties will not dissipate the trust fund and discuss the financial ability of such individuals to meet such payment obligations. We may have further comment.

66.   To the extent that any compensation arrangement has been determined for any of the initial shareholders, please revise to briefly disclose those here.

Fairness Opinion, page 74

67.   Please revise to disclose the fee to be paid or already paid to Capitalink.

68.   Any presentations or reports prepared by management or the Financial Advisors should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.

69.   We note that projections were used by Capitalink in arriving at its opinions. Please revise to disclose if the projections provided were reasonable based on current and past operations.

70.   We note in the discussions of the different valuation methods that the fact that Highbury has a "preferential revenue stream" causes an increase in the value range determined. Revise to explain how this affects the valuation when making the calculation and include how it also takes into account the circumstance where Highbury could receive less than 18.2 percent because the 72 percent allocated to operating Aston fell short of expenses.

Discounted Cash Flow Analysis, page 78

71.   We note that this method utilized various discount rates, EBITDA multiples, and long-term perpetual growth rates. Please revise to discuss the basis for using those figures so that investors are able to make their own determination regarding the usefulness of the valuation range.

Comparable Company Analysis, page 79

72.   We note the use of enterprise value of EBITDA multiples to determine the valuation range for the target business. Considering enterprise value is a function of market value, which is affected by profitability, please revise to list the comparable companies in tabular format and provide the public information regarding the listed companies revenues and profits so that investors can determine for themselves whether the companies are comparable and the weight to place upon this valuation.

73.   Please revise to disclose the target business' EBITDA values used to arrive at the range of values disclosed in this section.

74.   Please revise to quantify the selected multiples used when using "cash net income" as the measure of operating performance and explain how such multiples were garnered.

Comparable Transaction Analysis, page 81

75.   Please revise to list the comparable companies in tabular format and provide the public information regarding the listed companies revenues and profits so that investors can determine for themselves whether the companies are comparable and the weight to place upon this valuation.

76.   On page 82, we note that Capitalink applied a multiple range slightly below the average of the enterprise value to LTM EBITDA because of the past decrease in assets managed. Of the comparable transactions, please identify those that yielded an "average" multiple so that investors can determine whether the selected range was reasonable.

77.   We note the statement in the fairness opinion that "our opinion is for the use and benefit of the Board of Directors of Highbury and is rendered in connection with its consideration of the Transaction and may not be used by Highbury for any other purpose … without the prior written consent of Capitalink." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Capitalink's belief that shareholders cannot rely upon the opinion to support any claims against Capitalink arising under applicable state law (e.g., the inclusion of an express disclaimer in Capitalink's engagement letter with Highbury). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Capitalink would have no effect on the rights and responsibilities of either Capitalink or the board of directors under the federal securities laws.

Aston Limited Liability Company Agreement, page 85

78.   Please revise to clarify here if the 72 percent allocated to pay operating expenses could be used to pay the officers of Aston, including those who are members of the LLC.

79.   Please revise to disclose the interest rate at which any unpaid portion to Highbury would accrue.

80.   Please revise, here and where appropriate, to clarify if the management members provided any consideration for their 35 percent ownership in Aston.

81.   Explain the relative rights of the Series A and B LLC units. We note the circumstances in which the Series B LLC Units would be converted into Series A Units. Please revise to disclose the circumstance in which the end of a relationship between Aston and Series B holder would not result in a conversion. Explain why the conversion to Series A LLC Units would likely result in a liquidation value of effectively zero.

82.   We note that Highbury has approval rights. Please clarify if those rights are waiveable by Highbury. If so, discuss circumstances in which you would waive your rights.

83.   We note that the management members do not need Highbury's approval to enter into a contract with another member where severance or termination payments would exceed $250,000. Please revise to clarify if any such payment would be allocated to the 72 percent or the 9.8 percent portion.

Business of Highbury, page 99

84.   Please revise to discuss the plan of operations for Highbury. Do you plan on being solely a holding company? How will you satisfy your expenses in future periods?

Acquired Business, page 105

85.   On page 105, we note that the investment process may be outsourced to independent investment managers. Please revise to clarify if it is possible for the investment managers to acquire Aston's clients.

86.   In conjunction with comment two above, please revise to explain your use of the phrase "large capitalization growth style of investing."

87.   Please revise to explain the Morningstar rating system and its relevance to your disclosure.

88.   On page 106, you refer to your "core expertise." Please revise to elaborate on this and substantiate the possession of this expertise.

89.   On page 107, we note that the management team expects that "prudent, accretive acquisitions will be a source of growth for the acquired business in the future." Please revise to explain the basis for that expectation in light of

the fact that the proceeds from your trust account will not go to the resulting business.

90.   We note that you have formed partnerships in order to seek additional advisors. Please revise to explain the material terms of these partnerships and how revenues are divided.

91.   On page 109, we note that there are a number of funds that are in the "newly organized" stage and that their expenses cannot exceed a specific percentage, causing the target business to cover all the excess expenses. Please revise to clarify how many funds are in this stage and name those funds.

92.   On page 110, we note that certain intermediaries receive a fee of "25 basis points." Please revise to explain the compensation arrangement for distribution so that ordinary reasonable investors may understand the disclosure.

93.   We note the license agreement entered into in connection with the asset purchase agreement giving Aston the right to use certain names and marks of the Sellers to market and sell the target funds. Disclose the material terms of the agreement and if it is a schedule or appendix to the asset purchase agreement, include it in Annex A to the proxy statement.

94.   On page 113, we note that the target business will develop new products and distribution capabilities. In your MD&A disclosure, please revise to elaborate on this aspect of the business.

95.   On page 113, please revise to disclose total numbers of employees.

96.   Please revise to disclose how the 19 funds' boards affect your business operations.

97.   We note that sub-advisors manage the 19 funds. Please revise to disclose the role of Aston following the merger. Here or in the appropriate section, please revise to clarify if management members of Aston or any Highbury insiders have any relationships with any of the sub-advisors.

Management's Discussion and Analysis of Financial Condition, page 116

98.   In light of the current and expected outflows, please revise to substantiate the expectation that assets will increase again in the next 12 to 18 months and the basis for expected strong investment performance in the newer smaller Target Funds.

Results of Operations, page 123

99.   On page 124, we note that a reason for the increase in net advisory fees is that there was a "positive market appreciation." Please revise to explain the use of this phrase and if you experience the same appreciate in your other period comparisons.

100.   While your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the company, the analysis generally does not discuss the reasons underlying those intermediate effects. For example, you do not discuss the underlying reasons for the decline in assets under management, and certain changes in operating expenses are quantified without discussion of the underlying causes. Also, you do not discuss the reasons for the decrease in distribution and advisory costs from 86% to 75% of total revenue for the quarters ending March 31, 2005, and 2006, respectively, which you cite as the primary cause of the change in net income between the periods. Revise the discussion of results of operations for the annual and interim periods accordingly. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Quarter ended March 31, 2006 compared to Quarter ended March 31, 2005

101.   Please revise to quantify the "marginal" increase in administrative fees and the "decline in assets under management."

Year ended December 31, 2005 compared to Year ended December 31, 2004, page 124

102.   Please revise to quantify the decline in assets under management. Also, explain how weighted average fee basis increased during the same time period.

103.   Please revise to explain the reason behind the goodwill and intangible asset impairment charges.

Executive and Director Compensation, page 131

104.   Disclose whether there are any compensation arrangements with officers and whether there are any arrangements for compensation of directors following the completion of the business combination. If so, disclose the material terms.

105.   Provide the disclosure required by Item 405 of Regulation S-K. See Item 7(b) of Schedule 14A.

Directors and Executive Officers of Aston Following the Acquisition, page 133

106.   Please revise to provide the disclosure that would be required by Item 404 of
        Regulation S-K for all management members of Aston. Also, disclose
        compensation arrangements or agreements with these management members
        of Aston.

Where you can find more information, page 143

107.   Please revise to provide the current address for the public reference room.

Financial Statements, page F-1

108.   Your attention is directed to Item 310 of Regulation S-B and the possible need
        for updated financial statements and related disclosures.

Financial Statements of U.S. Mutual Fund Businesses, page F-2

Note 1, Basis of Presentation, page F-6

109.   Please clarify in the first sentence of the second paragraph, if true, that the
        combined financial statements of the Business exclude all continuing
        operations that will be retained by the sellers.

110.   For each period for which financial statements are presented, please disclose
        management's estimate of what the common expenses would have been on a
        stand alone basis (i.e. if the business operated as an unaffiliated entity), if
        practicable. See SAB Topic 1:B:1.

Net Transfers from AAAM, page F-4

111.   It appears that a note to the financial statements should be provided to analyze
        the intercompany account for each period for which an operating statement is
        provided. See Question 4 of SAB Topic1:B:1.

Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-7

112.   Please tell us the terms of the management contract asset related to the Funds,
        when it was acquired and why the there is no foreseeable limit on the contract
        period.

Revenue Recognition, page F-8

113.   Please expand your revenue recognition disclosure as necessary to ensure the four criteria for revenue recognition in SAB Topic 13 are addressed for each of your principal revenue streams.

Distribution and Advisory Costs, page F-8

114.   Please expand the description of the accounting policies for distribution and advisory costs to explain the nature of the costs in more detail including what activities are performed by the company and what are performed by contracted parties.

Note 3 – Goodwill and Intangible Assets, page F-9

115.   Please expand Note 3 to disclose the facts and circumstances leading to the impairment of goodwill and intangible assets in 2005. Disclose how fair value was determined. See paragraphs 46 and 47 of SFAS 142.

Note 7 – Related-Party Transactions, page F-12

116.   Please clarify the specific nature of the relationship between the company and the "AAAM affiliates."

Financial Statements of Highbury Financial, page F-23

Note 3 – Initial Public Offering, page F-41

117.   We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled

in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through the date of your most recent balance sheet. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

118.   Please also consider whether additional disclosure in MD&A is required for the accounting treatment for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

119.   Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through the date of your most recent balance sheet. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Annex A

120.   Please make sure all material exhibits or schedules to Annex A have been included with the agreement in the proxy statement.

Annex H

121.   Please file the agreement in its entirety, including all exhibits, appendices, etc.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Ann Chamberlain
        Fax # (212) 752-5378